MORTON INDUSTRIAL GROUP, INC.
1021 W. Birchwood
Morton, IL 61550

June 24, 2005

Via EDGAR filing (as a Correspondence File)

United States Securities and Exchange Commission
Attn: Nili Shah
Accounting Branch Chief
Washington, DC 20549-0510

Re:	Form 10-K for the year ended December 31, 2004 Filed March 29, 2005 File No. 000-13198

Gentlemen:

We are submitting this response to your letter dated May 23, 2005 with respect to your comments to the Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) of Morton Industrial Group, Inc. (the “Company”).

For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your May 23, 2005 comment letter, and is followed by our corresponding response.

March 26, 2004 Refinancing, p. 16

1.	Please tell us how you accounted for the extinguishment of the revolving credit facility and term loan due to the former Harris syndicate, as well as the cancellation of the warrants held by them.

Response — Accounting for Extinguishment of Debt.

The Company considered the March 26, 2004 refinancing to be a modification of debt, rather than an extinguishment of debt. In the case of this modification, the change in cash flows is less than 2% different under the new credit facility compared to the prior credit facility, and there were no remaining discounts on debt, nor were there any unamortized debt issuance costs.

Response — Accounting for the cancellation of warrants.

At the date of issue, September 20, 2000, the 238,584 warrants were valued at $863,000, which was accounted for as debt discount and as additional paid-in capital. The debt discount was amortized over a period, beginning with the date of issue through May 2003, the termination date of the then-existing related term loan. Since the debt discount was fully amortized at the date the warrants were surrendered, March 26, 2004, there was no gain or loss recognized.

Significant Cash Commitments, p. 18

2.	In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

Response — As requested, we will add the estimated variable rate interest payments to the significant cash commitments table, as well as textual discussion with respect to the related assumptions, beginning with Form 10-Q for the quarterly period ending July 2, 2005.

Report of Independent Registered Public Accounting Firm, p. 24

3.	Please amend your filing to include the signature of your independent registered public accounting firm. Refer to Article 2 of Regulation S-X.

Response — We can amend the filing if necessary; however, this omission was corrected prior to mailing the Form 10-K’s to our shareholders; each shareholder, and anyone who has or requests a printed copy of Form 10-K, has or will have the conformed signature of the independent registered public accounting firm.

(5) Intangible Assets, p. 34

4.	Regarding your intangible assets:

•	In future filings, debt issuance costs should not be included as intangible assets as these costs do not meet the definition of an intangible asset. Please reclassify this amount on your balance sheets.

•	Please tell us the method you use to amortize your debt issuance costs and where you classify such amortization.

•	Please tell us why your accumulated amortization decreased by $1,569 from December 31, 2003 to December 31, 2004.

Response — In future filings, we will reclassify debt issuance costs as other assets, and we will reclassify the December 31, 2004 balance sheet on a consistent basis.

Response — Debt issuance costs are amortized using a straight-line method over the term of the related debt instrument. The straight-line method was selected because the related principal amounts do not change significantly over the terms of the related debt instruments (significant balloon payments are scheduled at maturity). The expense recognized using the straight-line method would not be materially different than the expense that would have been recognized using a level effective-yield method. Debt issuance costs related to the term loan and revolving credit facility are amortized over 4 years. Debt issuance costs related to the senior subordinated debt are amortized over 5 years. These costs have historically been included in general and administrative costs; however, in future filings, and to be consistent with the balance sheet reclassification referenced above, we will classify the amortization of debt issuance costs as interest expense, and will reclassify historical data on a consistent basis.

Response — The decrease of $1,569 is the net of an increase in accumulated amortization of $453 related to the amortization of new 2004 debt issuance costs; less a decrease in accumulated amortization of $2,022 related to eliminating the accumulated amortization related to prior credit facilities.

(9) Income Taxes, p. 40

5.	We note that the decrease in your deferred tax valuation allowance of $7,441 increased your net earnings by 58% for the year ended December 31, 2004. Please explain in detail your consideration of paragraphs 20-25 of SFAS No. 109 in reducing your valuation allowance and determining that your net deferred tax asset of $8,100 is realizable, particularly in light of your pre-tax losses in 2000, 2001, and 2002. Please also identify for us the specific factors that resulted in this reduction in 2004, as opposed to other years.

6.	In addition, in future filings in your management’s discussion and analysis section, please explain the reason for this decrease in your valuation allowance and its effect on your net income. In your response, please show us what these future revisions will look like.

Response — The Company, which incurred pre-tax losses in 2000, 2001 and 2002, generated pre-tax book income of $1,682 in 2003 and $6,991 in 2004. These pre-tax losses and pre-tax book income relate to the continuing operations of Morton Industrial Group, Inc. and do not consider its discontinued operations. The forecasts for 2005, 2006 and 2007 indicate that the Company will utilize significant amounts of its NOL carryforward and realize the deferred tax asset of $8,100. Forecasts are based, in part, on discussions with our leading customers, Deere & Co., and Caterpillar Inc., both of whom are generating record sales and profits, and who are indicating continued success. Our leading customers are more positive in their outlook for 2005 and beyond than they were one year ago; accordingly, our outlook was more positive at the end of 2004 compared to our outlook at the end of 2003.

In 2003, the Company utilized approximately $3,700 of its NOL carryforward, and for 2004, the Company utilized approximately $4,300 of its NOL carryforward. The exact amount of NOL carryforward utilized for 2004 will be determined when the Company’s Form 1120 for 2004 is completed.

At end of 2002, the Company’s balance sheet included a deferred tax asset of $1,751, and at the end of 2003, the Company’s balance sheet included a deferred tax asset of $1,600. At the end of 2003, the Company considered decreasing its valuation allowance to a greater extent, but it was determined that more time was needed to demonstrate the Company’s ability to generate the levels of taxable income that would allow utilization of additional NOL carryforwards.

Response — In future filings, as an example, the text will generally appear as follows: “The Company reduced the level of its valuation allowance for gross deferred tax assets from ($$) at (date) to ($$) at (date); the impact of this reduction was to generate an income tax benefit of ($$) that is included in the income tax benefit of ($$) included in the Consolidated Statements of Operations.

(10) Redeemable Preferred Stock, p. 42

7.	Citing relevant accounting literature, please explain why you recognize the gain on the 2003 modification of your mandatorily redeemable preferred stock over the term of the agreement, as opposed to recognizing the gain, in its entirety, in 2003.

Response — The Company relied upon the guidance of SFAS15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. In summary, the carrying amount of the redeemable preferred stock did not change as a result of the 2003 agreement. The future gains are contingent upon scheduled redemption payments being made. To the extent that the redemption payments are not made, the original face value of the shares continues to be due to the holder of the preferred shares in accordance with the original terms of the preferred stock agreements.

(16) Segment Reporting, p. 45

8.	You indicate that your only segment is your contract metal fabrication segment. However, we note, based on your discussion in Item 1 of your Form 10-K, that your products are used in the construction, industrial, and agricultural industries. Please clarify for us whether your business includes any components that meet the definition of an operating segment in paragraph 10 of SFAS No. 131. If so, please tell us how you meet the aggregation requirements in paragraph 17 if SFAS No. 131, given the variety of industries you serve, the variety of your products, and the tailored-nature of your production processes. In addition, in future filings, please disclose and supplementally provide to us the information required by paragraph 37 of SFAS No. 131.

Response — While our sales are quantified and include components used in 3 major industries, the chief operating decision maker, the Company’s chairman, does not have available either gross margins or operating income by industry, as such information is not quantified by industry. The Company meets part a. of the paragraph 10 definition of an operating segment, but does meet parts b. or c. of that definition.

     If the 3 major industries had each met the definition of an operating segment, the aggregation criteria of paragraph 17 of SFAS No. 31 would apply, and we would report all of our operations as one segment. For each product, and for each industry, the manufactured components are:

All are primarily fabricated sheet metal components.

All are fabricated using the same processes: laser cutting, forming, welding, painting and assembly. These processes are similar, regardless of the industry for which they are fabricated.

All of the products are sold to original equipment manufacturers, who incorporate those components into their final product.

All of the products are sold under arrangements where the Company manufactures a significant number of components for the customers on a repetitive basis. Two customers currently represent over 85% of the Company’s net sales, and those two customers purchase components for all three (construction, industrial and agricultural) industries.

Response — The percentage of net sales to the construction, industrial and agricultural industries is referenced in Note 1(a) to the Financial Statements. In future filings, we will disclose net sales dollars in addition to the percentages.

In connection with this letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at 309-266-7176.

Sincerely,

/s/ Daryl R. Lindemann

Daryl R. Lindemann
Chief Financial Officer and Secretary